ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated July 24, 2008

Commodities
UBS E-TRACS CMCI Food Total Return

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return of a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative new investment products offering easy access to markets and strategies that may not be readily available to individual investors. The UBS E-TRACS CMCI Food Total Return is designed to track the performance of the UBS Bloomberg CMCI Food Index Total Return, less investor fees. The CMCI Food TR is the first investable commodity index to provide direct exposure to food. The CMCI Food TR measures the collateralized returns from a basket of 12 futures contracts from the agricultural and livestock sectors. The commodity futures contracts are diversified across three constant maturities from three months up to one year.

Product profile
Product Name	E-TRACS CMCI Food Total Return
Underlying Product	UBS Bloomberg CMCI Food Total Return
Issuer	UBS AG
Ticker Symbol	FUD
CUSIP	902641737
Primary Exchange	NYSE Arca
Initial Trade Date	April 1, 2008
Maturity Date	April 5, 2038
Yearly Fee (%)	0.65%

Returns
	Total Return	Annualized Return	Annual Volatility	Sharpe Ratio
Agriculture Returns
CMCI Food Total Return	102.88%	6.98%	13.51%	0.26%
S&P GSCI Agriculture Total Return	-24.83%	-2.69%	17.46%	-0.35%
DJAIG Agriculture Total Return	7.56%	0.70%	16.59%	-0.16%
Rogers Agriculture Total Return	9.19%	0.84%	12.95%	-0.20%
Livestock Returns
S&P GSCI Livestock Total Return	-16.70%	-1.73%	14.15%	-0.36%
DJAIG Livestock Total Return	-24.51%	-2.65%	14.98%	-0.40%
Pro forma and historical results for the period from January 5, 1998 through June 30, 2008.
Source: UBS Investment Bank, publicly available data.
Historical information presented is as of June 30, 2008 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may different significantly from historical performance, either positively or negatively.

Maturity weights

Source: UBS Investment Bank, CMCI Advisory Committee.
Weights across maturities are determined based on the relative liquidity of the underlying futures contracts.

Index comparisons

The graph above illustrates the performance of the Index from January 5, 1998 through June 30, 2008 in comparison with five traditional commodities indices: the S&P Goldman Sachs Commodity Index (GSCI®) Livestock Index Total Return, Dow Jones-AIG Livestock Total Return Sub-IndexSM, S&P Goldman Sachs Commodity Index (GSCI®) Agriculture Index Total Return, Dow Jones-AIG Agriculture Total Return Sub-IndexSM and Rogers International Commodity Index® Agriculture Total Return. The data for the CMCI Food Total Return for the periods prior to January 2007 is derived by using the Index’s calculation methodology with historical prices.

UBS Bloomberg CMCI Food TR – Index Composition
SRW Wheat	14.21%
Corn	17.34%
Soybeans	16.41%
Soybean Meal	4.95%
Soybean Oil	4.85%
Sugar #11	10.12%
Sugar #5	8.97%
Cocoa	4.07%
Coffee “C” Arabica	4.04%
F.C. Orange Juice (A)	2.48%
Live Cattle	7.18%
Lean Hogs	5.39%
Total	100.00%
Updated on: June 30, 2008
Source: UBS Investment Bank, CMCI Advisory Committee.

Sector weightings

Commodity Sector Target Weights

Source: UBS Investment Bank, CMCI Advisory Committee.

This material is issued by UBS AG or an affiliate (“UBS”).

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/)

An investment in the UBS E-TRACS ETNs involves risks. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs.

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (1-877-387-2275).

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